Exhibit 99.1

Fundtech Contact:
Yoram Bibring
Fundtech Ltd.
Tel: 1-201-946-1100
yoram.bibring@fundtech.com

FOR IMMEDIATE RELEASE

FUNDTECH REPORTS FINANCIAL RESULTS FOR THE
SECOND QUARTER OF 2007
- Quarterly Revenues Grow 18% Year-over-Year to
$25.4 Million
- GAAP EPS 10 Cents
- Non GAAP EPS 17 Cents

JERSEY CITY, N.J. —August 8, 2007, — Fundtech Ltd. (NASDAQ: FNDT), a leading provider of global electronic payment, settlement and cash management solutions, today announced financial results for the second quarter ended June 30, 2007. Fundtech posted quarterly revenues of $25.4 million, an 18% increase year-over-year, compared to second quarter revenues of $21.5 million in 2006 and 10% higher than first quarter 2007 revenues of $23.2 million.

On a GAAP (Generally Accepted Accounting Principles) basis, the Company reported net income of $1.7 million or $0.10 per diluted share, for the second quarter of 2007, compared with net income of $0.8 million, or $0.05 per diluted share, in the second quarter of 2006, and net income of $0.4 million, or $0.03 per diluted share, in the first quarter of 2007.

Excluding stock-based compensation and amortization of intangibles, Fundtech’s adjusted non-GAAP net income for the second quarter of 2007 was $2.8 million, or $0.17 per diluted share, compared with $2.2 million, or $0.14 per diluted share, in the second quarter of 2006 and $1.9 million, or $0.12 per diluted share, in the first quarter of 2007. Both prior quarters’ adjusted non-GAAP net income also excluded amortization of capitalized software costs (See Schedule A attached to this news release -- Reconciliation to GAAP).

“The second quarter of 2007 was another quarter of record revenues for Fundtech as we continue on our path of strong organic growth” said CEO Reuven Ben Menachem.  “We are witnessing substantial pick up in sales activities at the high end of the payments market and, I believe that our Global PAYplus product as well as our unique domain expertise, will provide us with a meaningful competitive advantage in our long term quest to become the number one provider of both high value and low value payment solutions to the top 100 banks in the world. In addition, we are continuing to make excellent progress in our Cash Management business in the US and I am happy to report that our year-to-date revenues from this segment have grown by more than 50% year over year.

Other operational highlights:

•	During the second quarter Fundtech closed 58 new deals and added 8 new bank customers
•	During the second quarter Fundtech closed 12 new system sales including 1 CLS system, 3 PAYplus USA, and 7 IGT plus at BBP.
•	During the second quarter Fundtech also closed a large CASHplus in- house deal with a major US bank.

Reconciliation of GAAP results to non-GAAP results

Fundtech provides adjusted non-GAAP operating results as a supplement to its GAAP financial results. The presentation of this information should not be considered in isolation to, or as a substitute for, the financial results presented in accordance with GAAP. Management believes that non-GAAP financial measures are useful to investors because they allow for an evaluation of the Company with a focus on the performance of its core operations. Fundtech’s executive management team uses these same non-GAAP measures internally to assess the ongoing performance of the Company. Since this information is not a GAAP measurement of financial performance, there are material limitations to its usefulness on a stand-alone basis, including the lack of comparability of this presentation to the GAAP financial results of other companies.

Fundtech’s non-GAAP results exclude stock-based compensation, and amortization of intangibles and for the quarters prior to the second quarter of 2007 also excluding amortization of capitalized software costs.

A detailed reconciliation of GAAP net income to non-GAAP net income is included in the attached Schedule A, Reconciliation to GAAP.

Guidance

The financial guidance provided is current as of today only and the Company undertakes no obligation to update its estimates.

 For the third quarter of 2007 we expect revenues of between $25.5 million and $26.2 million, GAAP earnings per diluted share of between $0.10 and $0.14 and adjusted non-GAAP earnings per diluted share, before all amortization expenses and stock compensation expenses, are expected to be in the range of $0.15 to $0.19.

For fiscal 2007 we are increasing our revenue guidance and maintaining our earnings per share guidance. We currently expect revenues of between $100.0 million and $101.5 million up from the previous guidance of $99.0 million to $101.0 million, while we continue to expect GAAP earnings per diluted share of between $0.37 and $0.43 and adjusted non-GAAP earnings per diluted share, before all amortization expenses and stock compensation expenses, are expected to be in the range of $0.63 to $0.70.

We estimate that for 2007 our income tax expenses will be approximately $1.5 million while net interest income will be approximately $2.0 million.

We estimate that amortization expenses for the third quarter of 2007 will be approximately $280,000 and that stock compensation expenses will be approximately $630,000.

We estimate that amortization expenses for 2007 will be approximately $1.8 million and that stock compensation expenses will be approximately $2.6 million.

The Company’s guidance for the third quarter of 2007 and full-year 2007 assumes no change in the calculation of the Company’s tax provision, which currently assumes a full valuation allowance against the Company’s deferred tax assets.

Company to Host Conference Call

The senior management of Fundtech will host a conference call at 08:30 a.m. (ET) tomorrow, Thursday, August 9, to discuss the Company’s first-quarter as well as 2007 financial guidance, and to answer questions from the investment community.

To participate, please call (800)-599-9816 or 617-847-8705 and ask for the Fundtech Call.

A replay of the conference call will be available for playback from 10:30AM (ET) August 9, until 11:59PM (ET) August 16. The replay may be accessed by dialing (888) 286-8010 or 617-801-6888, passcode 17299603.

This call will also be web cast live on: http://www.fundtech.com. An online replay will be available until September 30.

About Fundtech

With thirteen offices on four continents, Fundtech Ltd is a leading provider of software solutions and services to financial institutions around the world. The Company develops and sells a broad array of products across the "financial supply chain" that enable banks to automate their corporate banking activities in order to improve efficiency, while providing their customers flexibility, convenience and control. Fundtech offers products in five business segments: payments, cash management, settlements, financial messaging, and post-trade securities settlement.

Fundtech is a publicly traded company, listed on NASDAQ (FNDT). The company was founded in 1993. For more information, please visit www.fundtech.com.

Forward Looking Statements:

This press release contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements may include, but are not limited to, the expectations related to third-quarter revenues; third-quarter GAAP earnings per share; third-quarter adjusted non-GAAP earnings per share; full-year 2007 revenues; full-year 2007 GAAP earnings per share; and full-year 2007 adjusted non-GAAP earnings per share.  These statements are based on management’s current expectations and are subject to risks, uncertainties, and assumptions. Should one or more of these risks or uncertainties materialize or should underlying assumptions prove incorrect, actual results may vary materially from those anticipated, expected, estimated or projected. The following factors, among others, could cause actual results to differ materially from those described in the forward-looking statements: a downturn in the financial services industry; failure to obtain revenue as anticipated; and risks and other factors detailed from time to time in Fundtech's public filings, including its Annual Report on Form 20-F for the year ended December 31, 2006. Fundtech undertakes no obligation to revise or update these forward-looking statements to reflect events or circumstances that arise after the date of this Release or to reflect the occurrence of unanticipated events.

# # #

FUNDTECH LTD. AND ITS SUBSIDIARIES
Condensed Consolidated Balance Sheets
(In Thousands)

	June 30,	December 31,
	2007	2006
ASSETS

Current assets:
Cash and cash equivalents	$32,381	$28,616
Short term deposits	2,795	--
Marketable securities - short term	18,654	18,551
Trade receivables, net	21,601	25,058
Other accounts receivable, prepaid expenses and inventories	3,565	2,608

Total current assets	78,996	74,833

Severance pay fund	970	1,221
Long term lease deposits	637	639
Prepaid expenses	2,045	1,821
Property and equipment, net	13,171	11,944
Goodwill, net	22,384	18,979
Other assets, net	3,332	2,626

Total assets	$121,535	$112,063

LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities:
Trade payables	$2,515	$2,444
Deferred revenues	13,127	7,567
Accrued restructuring expenses	154	185
Employee and payroll accruals	4,176	4,483
Other accounts payable and accrued expenses	3,936	5,360

Total current liabilities	23,908	20,039

Accrued severance pay	1,249	1,399
Accrued restructuring and other expenses	--	62
Other long term liabilities	1,578	777

Total liabilities	26,735	22,277

Shareholders' equity:
Share capital	46	46
Additional paid-in capital	149,242	146,611
Accumulated other comprehensive income (loss)	29	(196)
Accumulated deficit	(51,259)	(53,417)
Treasury stock, at cost	(3,258)	(3,258)

Total shareholders' equity	94,800	89,786

Total liabilities and shareholders' equity	$121,535	$112,063

FUNDTECH LTD. AND ITS SUBSIDIARIES
Consolidated Statements of Operations
(In Thousands, Except Share and Per Share Data)

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2007	2006	2007	2006
Revenues:
Software license	$5,400	$3,010	$9,407	$5,806
Software hosting	3,534	3,177	6,973	6,204
Maintenance	6,063	5,598	12,099	11,082
Services	10,396	9,716	20,085	17,817

Total revenues	25,393	21,501	48,564	40,909

Operating expenses:
Software licenses costs	101	167	123	301
Amortization of capitalized software development costs	--	394	394	788
Amortization of other intangible assets	416	319	825	638
Maintenance, hosting and services costs [1]	10,831	8,902	21,031	17,103
Software development [1]	4,448	4,148	9,131	7,845
Selling and marketing [1]	4,631	3,957	8,862	7,672
General and administrative [1]	3,279	3,137	6,388	5,990

Total operating expenses	23,706	21,024	46,754	40,337

Operating income	1,687	477	1,810	572
Financial income, net	525	532	966	972
Income taxes	(482)	(239)	(618)	(613)

Net income	$1,730	$770	$2,158	$931

Net income per share:
Net income used in computing income per share	$1,730	$770	$2,158	$931
Basic income per share	$0.11	$0.05	$0.14	$0.06
Diluted income per share	$0.10	$0.05	$0.13	$0.06
Shares used in computing:
Basic income per share	15,213,331	15,060,863	15,168,094	14,999,808
Diluted income per share	16,489,597	16,054,902	16,404,892	16,029,209

Adjusted non-GAAP[2] net income per share:
Adjusted non-GAAP[2] net income used in computing income per share	$2,812	$2,191	$4,708	$3,627
Adjusted non-GAAP[2] net income per share	$0.17	$0.14	$0.29	$0.23
Shares used in computing adjusted non-GAAP[2] net income per share	16,489,597	16,054,902	16,404,892	16,029,209

Reconciliation of net income to adjusted non-GAAP[2] net income:
Net income	$1,730	$770	$2,158	$931
Amortization	416	713	1,219	1,426
Stock-based compensation	666	708	1,331	1,270

Adjusted non-GAAP[2] net income	$2,812	$2,191	$4,708	$3,627

[1] Includes charges for stock-based compensation in 2007 and 2006
[2] See Reconciliation to GAAP

FUNDTECH LTD. AND ITS SUBSIDIARIES
Consolidated Statement of Cash Flows
(In Thousands)

	Six Months Ended		Three Months Ended
	June 30,		June 30,
	2007	2006	2007
CASH FLOWS FROM OPERATIONS:
Net income	$2,158	$931	$1,730
Adjustments to reconcile net income to net cash
provided by (used in) operating activities:
Depreciation and amortization	3,411	3,146	1,558
Decrease (increase) in trade receivables	4,460	(4,171)	5,549
(Increase) decrease in prepaid expenses, other accounts receivable and inventories	(1,329)	289	338
Increase (decrease) in trade payables	63	(193)	968
Increase (decrease) in deferred revenues	6,091	3,085	(3,215)
(Decrease) increase in employee and payroll accruals	(511)	208	(462)
Decrease in other accounts payable and accrued expenses	(3,098)	(2,124)	(3,330)
Decrease in accrued restructuring expenses	(93)	(98)	(46)
Increase (decrease) in accrued severance pay, net	101	32	(8)
(Increase) decrease in accrued interest on marketable securities	(14)	16	(34)
(Losses) gains on disposition of fixed assets	(8)	8	(1)
Stock-based compensation	1,331	1,270	666
Increase in other long term payables	--	39	--

Net cash provided by operations	12,562	2,438	3,713

CASH FLOWS FROM INVESTING ACTIVITIES:
Investment in held-to-maturity marketable securities	(11,404)	(34,505)	(3,641)
Proceeds from held-to-maturity marketable securities	12,406	28,581	3,541
Investment in long term held-to-maturity marketable securities	--	--	--
(Investment in) maturity of short term deposits	(2,832)	216	1,100
Purchase of property and equipment	(3,332)	(2,014)	(1,926)
Decrease in long-term lease deposits and prepaid expenses	23	152	14
Investments in subsidiaries	(5,150)	--	(131)
Proceeds from sale of fixed assets	38	3	14

Net cash used in investing activities	(10,251)	(7,567)	(1,029)

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from the issuance of share capital and
exercise of stock options and warrants, net	1,300	944	845
(Decrease) in long-term other liabilities	(62)	(82)	(62)
Investment in treasury stock, at cost	--	(770)	--

Net cash provided by financing activities	1,238	92	783

Effect of exchange rate on cash and cash equivalents	216	499	(258)

Increase in cash and cash equivalents	3,765	(4,538)	3,209
Cash and cash equivalents at the beginning of the period	28,616	30,807	29,172

Cash and cash equivalents at the end of the period	$32,381	$26,269	$32,381

Appendix A
Investment in Subsidiaries
Working Capital	$689	$--	$--
Long term assets	1,999	--	--
Long term liabilities	--	--	--
Goodwill	2,462	--	131

	$5,150	$--	$131

Schedule A to Press Release

Reconciliation to GAAP
(In Thousands, Except Share and Per Share Data)

The following information sets forth Fundtech's calculation of adjusted non-GAAP net income as contained in the Company's press release:

	Three Months Ended						Six Months Ended
	June 30,				March 31,		June 30,
	2007		2006		2007		2007		2006

Reconciliation of net income (loss) to adjusted non-GAAP net income:

Net income (loss)	$1,730	[1]	$770	[1]	$428	[1]	$2,158	[1]	$931	[1]
Amortization of capitalized
software development costs	--		394		394		394		788
Amortization of other intangible assets	416		319		409		825		638
Stock-based compensation charged as follows:
Maintenance, hosting and services costs	79		55		72		151		112
Software development	99		36		61		160		73
Selling and marketing	124		126		150		274		250
General and administrative	364		491		382		746		835

Adjusted non-GAAP net income	$2,812		$2,191		$1,896		$4,708		$3,627

Adjusted non-GAAP net income per share	$0.17		$0.14		$0.12		$0.29		$0.23

Shares used in computing
adjusted non-GAAP net income per share	16,404,892		16,054,902		16,193,264		16,404,892		16,029,209

[1] Net income per share (diluted) was approximately $0.10 , $0.05 and $0.03 for the three months ended June 30, 2007 and 2006 and the three months ended March 31, 2007, respectively. Net income per share (diluted) was approximately $0.13 and $0.06 for the six months ended June 30, 2007 and 2006, respectively.